Filed by Grant Prideco, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company: Grant Prideco, Inc.
Commission File No.: 001-15423
Lias J. “Jeff” Steen
Vice President
Human Resources
December 17, 2007
Dear Employees:
Following up on the announcement this morning by Mike McShane about Grant Prideco joining forces with National Oilwell Varco (NOV), it is important that each employee remains focused on the daily challenges of successfully running our businesses.
As Mike discussed, Grant Prideco’s business units are a very complimentary fit in the National Oilwell Varco family of companies and create a number of synergies that will enhance our ability to lead the industry. At the division level, it is anticipated that there will be continuity in day-to-day operations and our businesses should continue to operate with little disruption within the National Oilwell Varco organization.
On the corporate level, we will be working with the transition team at National Oilwell Varco to get a better understanding of how our corporate employees can best fit into the National Oilwell Varco structure. Additionally, we are working to define the details of the transition period and to give our employees the proper assurances and comfort that their jobs are protected for a period of time. The details of these discussions will be forthcoming in the next few weeks.
National Oilwell Varco is excited about joining forces with Grant Prideco and recognizes that our people and our technology have driven our successes.
Grant Prideco, Inc.
400 N. Sam Houston Pkwy. East, Suite 900, Houston, Texas 77060 Phone : 281-878-8000

Echoing Mike’s comments, change can be unsettling and create anxiety about the future. But, the opportunities for growth and stability with a financial and technical leader like National Oilwell Varco, are many.
Very similar to the TTS employees that are headed to new opportunities for growth at Vallourec, we will be joining an environment at National Oilwell Varco that is focused on leading the drilling industry into the future.
Grant Prideco, Inc.
400 N. Sam Houston Pkwy. East, Suite 900, Houston, Texas 77060 Phone : 281-878-8000

If you have any questions regarding this transaction, please feel free to contact me at any time.
My best wishes for a happy holiday season.

Sincerely,

Lias J. Steen

Additional Information
In connection with the proposed merger, National Oilwell Varco will file a Registration Statement on Form S-4 and Grant Prideco, Inc. will file a proxy statement with the Securities and Exchange Commission. Grant Prideco, Inc. and its respective directors and officers may be deemed to be participants in the solicitation of proxies from its stockholders. Information about these persons can be found in Grant Prideco’s Annual Report on Form 10-K filed with the SEC and Form 8-K’s filed since the date of filing of the Form 10-K, and additional information about such persons may be obtained from the proxy statement when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FORM S-4 AND PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a copy of such documents when they become available, without charge, from the SEC’s web site at www.sec.gov. Copies of such documents may also be obtained free of charge from National Oilwell Varco’s website at www.nov.com and Grant Prideco’s web site at www.grantprideco.com.
Grant Prideco, Inc.
400 N. Sam Houston Pkwy. East, Suite 900, Houston, Texas 77060 Phone : 281-878-8000